Filing under Rule 425 under
the U.S. Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the
U.S. Securities Exchange Act of 1934
Filing by: VNU N.V.
Subject Company: IMS Health Incorporated
Commission File No.: 001-14049

[Below is information made available to employees of VNU N.V. on August 26, 2005]

E-mailed by: Factiva Publisher
Folder: VNU in the News (includes content licensed through Dow Jones Interactive and Reuters Business Briefing)

Headlines:
VNU to continue meeting shareholders amid “rumblings” of shareholder concern

     VNU to continue meeting shareholders amid “rumblings” of shareholder concern
Greg Ford
605 words
01:00 am, 27/08/2005
dealREPORTER (Internal Content)
English
VNU, the Dutch listed marketing information company, responded to mild concern over its EUR 5.3bn acquisition of IMS by saying it would continue to hold meetings with its shareholders. Earlier on Thursday, deal and market sources had said they were aware of some dissension among VNU shareholders about buying the US acquisition, but accounts of how serious this was varied widely.
A spokesperson for VNU said senior executives of the company believe the vast majority of VNU shareholders have a favorable view of the deal, based on investor meetings since the deal was announced. He said that some shareholders had expressed a negative initial reaction but said what mattered is how they view the deal at the EGM. “We look forward to having a meaningful, ongoing dialogue with our shareholders, and we believe that, by the time of the shareholders’ meeting, the IMS merger will come to be viewed even more positively than it is today,” he said in a written statement.
A deal source said there were “a few rumblings” from shareholders but he was “not aware of any band wagon rolling”.
He said there were “one or two people” who would like VNU to return more cash to shareholders, although he doubted if this would be tax efficient. VNU has already committing to return up to EUR 500m provided it stays inside a leverage limit of 3.0 x net debt/EBITDA.
Before the deal was announced, activist investor Knight Vinke published a letter to VNU management urging them to return capital to shareholders and not spend it on acquisitions. A spokesperson for Knight Vinke said last week that the firm was carefully studying the deal. The letter has been removed from the fund’s website since the deal was announced.
One analyst said execution would have to be “faultless” to convince shareholders after their experience when VNU acquired AC Nielsen However he said: “I think the deal is going to go through, it only needs approval from a simple majority and the shareholders are very fragmented.”
Another analyst was more critical saying there were grounds for concern, based on a conversation he had had with institutional shareholders.
He said one of two shareholders had even spoken about how the best numerical return for VNU shareholders would be to block the deal and oust VNU management, as happened to Deutsche Boerse after it approached the London Stock Exchange.

However, he was skeptical whether shareholders would do this at the EGM vote, expected in Q1 next year. “How much of this is truth and how much is rubbish put out by hedge funds looking for a short term VNU rally?” he asked.
However, he thought the deal as it stands was not popular. “There’s a degree of unhappiness and apathy. They [VNU] have to do something to get this through.” He suggested upwardly revising the synergy projections or committing to sell some EUR 1.3bn of IMS assets and returning the proceeds to shareholders.
The VNU spokesperson said there are no plans to change the synergy projections.
The analyst also said shareholders were waiting to see details of management incentives in the SEC filings to see if highly regarded IMS managers like CEO David Carlucci and executive chairman David Thomas would stay on board after the deal. VNU spokesperson said the filing was expected in September.
The gap between IMS shares and VNU’s implied offer price increased slightly to 10.37% on Thursday, after allowing for dividends. The spread has more than doubled over the past two weeks. The first analyst, who said he expects the deal to go through, said he viewed this as creating an arbitrage opportunity.
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About IMS Health Incorporated
IMS Health Incorporated (“IMS”) provides sales management and market research information services to the pharmaceutical and healthcare industries worldwide. IMS provides information services covering more than 100 countries and maintains offices in 76 countries on six continents, with approximately 64% of total 2004 IMS revenue generated outside the United States. IMS is listed on the New York Stock Exchange (NYSE: RX).
About VNU N.V.
VNU N.V. (“VNU”) is a global information and media company with leading market positions and recognized brands. VNU is active in more than 100 countries, with its headquarters located in Haarlem, The Netherlands and New York, USA. In 2004, total revenues amounted to EUR 3.8 billion. VNU is listed on the Euronext Amsterdam stock exchange (ASE: VNU), and VNU is part of the AEX Index of leading Netherlands-based stocks.
Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995
     This document contains certain forward-looking information about IMS Health Incorporated (“IMS”), VNU N.V. (“VNU”) and the combined company after completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of IMS and VNU, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to: the failure of stockholders to approve the transaction; the risk that the businesses will not be integrated successfully or that doing so will be costly or result in significant charges; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the results of the reconciliation of IMS’ financial statements into IFRS and the results of the reconciliation of VNU’s results into U.S. GAAP; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the risk that VNU is not able to maintain its status as a foreign private issuer; risks associated with operating on a global basis, including fluctuations in the value of foreign currencies relative to the U.S. dollar, and the ability to successfully hedge such risks; to the extent the companies seek growth through acquisition, the ability of the companies to complete development of or to develop new or advanced technologies and systems for their businesses on a cost-effective basis; the ability to successfully achieve estimated effective tax rates and corporate overhead levels; competition, particularly in the markets for pharmaceutical information and audience measurement services; regulatory and legislative initiatives, particularly in the area of privacy; the outcome of pending legal and regulatory proceedings; leverage and debt service (including sensitivity to fluctuations in interest rates); compliance with covenants in loan agreements; the ability to obtain future financing on satisfactory terms; deterioration in economic conditions, particularly in the pharmaceutical, healthcare, media, information technology or other industries in which customers operate; and conditions in the securities markets which may affect the value or liquidity of portfolio investments. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Neither IMS nor VNU undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in IMS’ various reports with the Securities and Exchange Commission (“SEC”), including but not limited to IMS’ Annual Report on Form 10-K for the year ended December 31, 2004 and IMS’ Quarterly Reports on Form 10-Q for the quarterly period ending March 31, 2005, and VNU’s Annual Report for the year ended December 31, 2004, which have been filed with the SEC. You may read and copy the above-mentioned SEC filings and other information at the public reference facilities maintained by the SEC located at 100 F Street, N.E., Washington, D.C. 20549. Copies of these materials can be obtained from the Public Reference Section of the Securities and Exchange Commission at prescribed rates by calling the Commission at 1-800-SEC-0330. Many of these materials are also available at the SEC’s Internet site (http://www.sec.gov).
Additional Information and Where to Find It
     This document may be deemed to be solicitation material in respect of the proposed merger of IMS and VNU. In connection with the proposed transaction, VNU and IMS will file a registration statement on Form F-4, including the preliminary joint proxy statement/prospectus constituting a part thereof, with the SEC. VNU and IMS will file a definitive registration statement, including a definitive joint proxy statement/prospectus constituting a part thereof, and other documents with the SEC. STOCKHOLDERS OF IMS AND VNU ARE ENCOURAGED TO READ THE DEFINITIVE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE DEFINITIVE REGISTRATION STATEMENT, AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to stockholders of IMS and VNU. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, from IMS’ Investor Relations at 1499 Post Road, Fairfield, CT, 06824 or from VNU’s Investor Relations at Ceylonpoort 5-25, 2037 AA Haarlem, The Netherlands.
Participants in Solicitation
     IMS, VNU and their directors and executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding IMS’ participants is set forth in the proxy statement, dated March 23, 2005, for IMS’ 2005 annual meeting of stockholders as filed with the SEC on Schedule 14A. Information regarding VNU’s participants is set forth in VNU’s Annual Report for the year ended December 31, 2004. Additional information regarding the interests of IMS’ and VNU’s participants in the solicitation of proxies in respect of the proposed transaction is included in the registration statement and joint proxy statement/prospectus filed with the SEC.

Regulation G Legend
This presentation may contain certain non-GAAP financial measures. Reconciliations between certain non-GAAP financial measures and the GAAP financial measures will be made available in the joint proxy statement/prospectus. VNU figures have been prepared in accordance with Dutch GAAP and IFRS. IMS figures are prepared in accordance with U.S. GAAP. All pro forma consolidated financial information has been prepared by aggregating financial information based on these differing accounting standards and might be materially different if IMS figures were presented in accordance with Dutch GAAP or IFRS or if VNU figures were presented in accordance with U.S. GAAP. The definitive registration statement, including the definitive joint proxy statement/prospectus, may include adjustments to the financial statements of VNU to reflect differences between U.S. and Dutch GAAP and between the U.S. and Dutch approaches to financial statement presentation.